Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269571

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated August 1, 2024)

Getaround, Inc.

127,505,604 Shares of Common Stock

11,616,667 Warrants to Purchase Shares of Common Stock

16,791,642 Shares of Common Stock Underlying Warrants

This prospectus supplement (this “Prospectus Supplement”) supplements the prospectus dated August 1, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-269571). This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2024 (the “Report”). Accordingly, we have attached the Report to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock and public warrants are quoted on the OTC Pink Market under the symbols “GETR” and “GETRW,” respectively. On August 20, 2024, the last reported sales price of our common stock and public warrants on the over-the-counter market were $0.046 per share and $0.012 per warrant, respectively.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 21, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 19, 2024

Getaround, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40152	85-3122877
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PO Box 24173
Oakland, California		94623
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 415 295-5725

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on September 8, 2023, Getaround, Inc. (the “Company”) entered into certain agreements related to the consolidation and refinancing of certain bridge indebtedness and the borrowing of additional funds pursuant to a subscription agreement, dated September 8, 2023 (the “Subscription Agreement”), entered into with Mudrick Capital Management L.P., on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it. The Company agreed in the Subscription Agreement to effectuate an adjustment to the conversion rate of its outstanding 8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027 (the “Convertible Notes”) to 4,000 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to a conversion price of $0.25 per share. The Company also agreed in the Subscription Agreement to hold a stockholder meeting as soon as reasonably practicable to obtain stockholder approval for such conversion rate adjustment for purposes of complying with the NYSE Listed Company Manual. On July 31, 2024, at the Company’s Annual Meeting of Stockholders, the stockholders of the Company approved, for purposes of the rules of the New York Stock Exchange, the potential issuance of more than 19.99% of the Company’s outstanding common stock upon the conversion of the Convertible Notes following an adjustment to the conversion rate of the Convertible Notes.

On August 19, 2024, in accordance with the terms of the Subscription Agreement, the Company, its subsidiaries party thereto as Guarantors and U.S. Bank Trust Company, National Association (the “Trustee”), as trustee and collateral agent, entered into a Second Supplemental Indenture (the “Second Supplemental Indenture”) to the Indenture, dated as of December 8, 2022 (the “Base Indenture”), between the Company, the Guarantors party thereto and the Trustee, and supplemented by the First Supplemental Indenture, dated as of September 8, 2023, between the Company, the Guarantors party thereto and the Trustee (the “First Supplemental Indenture,” and together with the Base Indenture and the Second Supplemental Indenture, the “Indenture”), relating to the Convertible Notes. The Second Supplemental Indenture reflects that, from and after August 19, 2024, the conversion rate of the Convertible Notes shall be 4,000 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to a conversion price of $0.25 per share, subject to further adjustments as provided in the Indenture.

The foregoing description of the Second Supplemental Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Second Supplemental Indenture, a copy of which is attached as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 1.01.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1	Second Supplemental Indenture, dated August 19, 2024, by and between Getaround, Inc., the Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GETAROUND, INC.

Date:	August 21, 2024	By:	/s/ Spencer Jackson
		Name: Title:	Spencer Jackson General Counsel & Secretary